November 15, 2018

Robert Kain
Chief Executive Officer
LunaDNA, LLC
415 South Cedros Avenue, Suite 260
Solana Beach, California 92075

       Re: LunaDNA, LLC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed November 5, 2018
           File No. 024-10903

Dear Mr. Kain:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2018 letter.

Amendment 1 to Form 1-A filed November 5, 2018

As a public benefit corporation..., page 14

1. Please expand your response to prior comment 5 to tell us the basis for your conclusion that your manager will be legally able to effectuate a distribution to your members given your manager's fiduciary duties to its own members as well as its public benefit purpose.
 Robert Kain
LunaDNA, LLC
November 15, 2018
Page 2
Our Management and Operating Agreements contain provisions..., page 14

2. Please expand your response to prior comment 6 to clarify the purpose of the second sentence in Section 10.2(c) of your operating agreement. In this regard, it remains unclear whether this provision allows you to compel arbitration of a claim under the federal securities laws or the rules and regulations thereunder through a cross-claim against a third party.
Plan of Distribution, page 16

3. We note your responses to prior comments 2 and 14. Please revise your disclosure to clarify the approximate amount of time it will take between receiving a completed subscription agreement and your acceptance or rejection of that subscription and to clarify whether an individual's information could remain at risk for a period of time during which you could allow queries or sales of the database to be made before providing shares to the individual or rejecting the subscription agreement.
        You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Tim Buchmiller, Senior
Attorney, at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Kain
                                                            Division of
Corporation Finance
Comapany NameLunaDNA, LLC
                                                            Office of
Electronics and Machinery
November 15, 2018 Page 2
cc:       John Tishler, Esq.
FirstName LastName